315 Sigma Drive

Summerville, South Carolina 29486

VIA EDGAR

March 12, 2019

Sisi Cheng/Lisa Vanjoske

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:                 Æterna Zentaris Inc.

Form 20-F for the Year Ended December 31, 2017

Filed March 28, 2018

Form 6-K for the Month of May 2018

Filed May 7, 2018

File No. 001-38064

Dear Ms. Cheng and Ms. Vanjoske:

I write in response to comments from the Staff of the Division of Corporation Finance, Office of Healthcare and Insurance (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in your February 25, 2019 letter (the “Comment Letter”), and as a follow up to our email correspondence on March 6, 2019 and our subsequent telephone conversation with Staff on March 7, 2019, concerning Æterna Zentaris Inc.’s (“Company”) above-referenced filings (such filings, the “financial statements”).

The Comment Letter raises further questions regarding the Company’s January 18, 2019, response to the Staff’s December 19, 2018 letter (“January 18 Response”).  We have responded to each of these questions, below.

Form 6-K filed May 7, 2018

Exhibit 99.1

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

4 Licensing Arrangements, page 10

1.              With regard to AEZS’ response to comment one in the Staff’s December 19, 2018 letter:

•                  as to the first bullet: you state it “makes sense” to allocate the $29 million, however, we continue to believe that the transaction price to be allocated on day one is $24 million as determined in accordance with paragraph 47 of IFRS 15. Please advise with references to authoritative literature that supports your conclusion.

In our previous correspondence, we pointed to the Revenue Recognition publication (relevant Section attached) from PwC,

which specifically states, “[a]n entity that does not sell comparable licenses may need to consider factors such as projected cash flows from the license to estimate the standalone selling price of a license.” PwC Rev Rec at 5-8.  As to our point that it “makes sense” to allocate 84/16 percent to the $29 million rather than $24 million, we were highlighting the fact that the third party experts we engaged to analyze the license had determined that the Pediatric Indication would not begin generating revenue until FDA approval—at which time AEZS would receive the $5 million variable payment. That expert opinion, which incorporates cash flow projections, contains the type of analysis on which PwC’s Revenue Recognition document suggests AEZS can rely.  Further, we believe IFRS 15, paragraph 85 supports accounting for the $5 million as a variable payment, that can be fully allocated to the Pediatric Indication performance obligation.

•                  with regard to bullet two: tell us if another agreement will be required for the license of the Pediatric Indication and why or why not. We note that Product is defined as “any pharmaceutical product containing the API including the product developed by the Licensor for the Existing Indications” (plural).  “Any pharmaceutical product containing the API” seems quite broad. We further note that Section 2.1(c) of the license agreement gives the Licensee the right and license to use the Licensor IPR Package to Develop the Product for Commercialization. Develop is defined as carrying out the PIP. The PIP is defined as the pediatric investigation plan.  Accordingly, it appears a license was granted for the Pediatric Indication. Please direct us to the language in the license agreement that supports your position. Explain why Section 2 of the license agreement does not use the term “Adult Indication” is licensed as that term is defined in the agreement if that was the only indication licensed.

Our view of the Agreement, in consultation with our counsel, is as follows:

First, Section 2 grants both the “right” and “license” “use the Licensor IPR Package” to Commercialize, Manufacture, and Develop the Product in the Territory.  (Sec. 2.1(a) — (c).) As we have previously noted, “Product” is defined as both “any pharmaceutical product containing the API” “and approved by the FDA for marketing in the United States and under the NDA.”  (Agmt at 11.). We believe there ought to be a comma after the parenthetical phrase “including the product developed by the Licensor for the Existing Indications” in that definition.  As a result, the Pediatric Indication will become a “Product” if, when, and as it is approved by the FDA for marketing in the United States—and it will achieve this status automatically, without further documentation, at that time.

Second, the definition of “Licensor IPR Package” is no more broad.  Although it discusses an array of “intellectual property and other rights,” it specifically limits the Package to those rights “relating to the Product.”  (Agmt at 8.)  In other words, until the Pediatric Indication is FDA approved, Strongbridge is not entitled to the intellectual property relating to that aspect of the API.

Third, while “Develop” is defined broadly as including developing the API, the right to Develop that was granted to Strongbridge in Section 2.1(c) is limited to developing the Product.  As a result, until the Pediatric Indication is FDA approved, Strongbridge is not entitled to “Develop” it.  This is amplified in Section 3.3(b), which specifically notes that the JSC (joint steering committee) is intended to “provide each party into the other Party’s Development activities with respect to the Product other than in relation to the PIP.”  The PIP, of course, relates to the process of developing and obtaining regulatory approval for the Pediatric Indication—something this distinction demonstrates the parties did not consider to be a “Product” at the time of signing.  (In other places in the Agreement—notably, the definitions of Development Plan and Development Costs—the parties have similarly distinguished between the concept of “Development” as applied to the Adult Indication (i.e., the Product) as opposed to the Pediatric Indication.)

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Fourth, Strongbridge has a limited role in the PIP that is consonant with the limits to its access to intellectual property related to the Pediatric Indication.  Section 5.3 of the Agreement provides that AEZS (the “Licensor”) “shall … be responsible for conducting the PIP” and to “conduct all activities in relation to the PIP.”  And, while AEZS is responsible for reporting to—and accepting direction from—the JSC, the JSC only has the right to “review and approve” AEZS’ work in the PIP, but not to access intellectual property related to the Pediatric Indication.  (Section 3.3(b).)  Instead, Strongbridge’s role at this stage in the process (other than under its audit rights, found in Section 5.3(d), and its role on the JSC as outlined in Section 3) is limited to paying 70% of the costs of the PIP, as explained in Section 5.4.  Of course, if Strongbridge does not fund such costs of the PIP, the Pediatric Indication will never become a “Product” and cannot be commercialized.

In short, the Agreement is harmonious in its treatment of the Pediatric Indication as something that will become—but is not yet—a Product to which the license specifically applies.  Once the Pediatric Indication receives FDA approval, it will become a Product, without further documentation (something we have concluded has current and future value, as set out in our previous correspondence).  In the interim, Strongbridge has certain, limited, rights to review, approve, and fund up to 70% of the process by which AEZS is seeking FDA approval of the Pediatric Indication.

•                 with regard to bullet four: you state “Strongbridge has no right to access our Pediatric Indication IP”. Please reconcile this to Section 2.1 of the license agreement which states “grants to the Licensee the exclusive...right and license to use the Licensor IPR Package”.

Our view on this is set out in the response above.

•                  with regard to bullet five: our request for your basis in determining the $400,000 was meant to elicit the authoritative literature which supports your computation.

In our response letter dated December 3, 2018, we used the relative fair value basis of the two indications to allocate the transaction price as required by IFRS 15.76.

•                  in your financial statements for March 31, 2018 you indicated you determined the license for Macrilen TM (macimorelin) for pediatric indication was a “right to access” license. Please tell us why you changed your view on the type of license entered into.

Our analysis has evolved as we have analyzed each of the Staff’s questions.  We believe classifying this as a future right to use most closely reflects the parties’ agreement.

Thank you for your attention to this matter.

Very truly yours,

/s/ Leslie Auld
Leslie Auld
Chief Financial Officer and SVP

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www.pwc.com

Global edition

Revenue from contracts with customers

2016

pwc

Chapter 5:

Allocating the transaction price to separate performance obligations

5.1                               Chapter overview

This chapter discusses how to allocate the transaction price to the separate performance obligations in a contract.

ASC 606-10-32-28 and IFRS 15.73

The objective when allocating the transaction price is for an entity to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer.

Many contracts involve the sale of more than one good or service. Such contracts might involve the sale of multiple goods, goods followed by related services, or multiple services. The transaction price in an arrangement must be allocated to each separate performance obligation so that revenue is recorded at the right time and in the right amounts. The allocation could be affected by variable consideration or discounts. Refer to RR 3 for further information regarding identifying performance obligations.

5.2                               Determining standalone selling price

The transaction price should be allocated to each performance obligation based on the relative standalone selling prices of the goods or services being provided to the customer.

ASC 606-10-32-31 and IFRS 15.76

To allocate the transaction price to each performance obligation on a relative standalone selling price basis, an entity shall determine the standalone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those standalone selling prices.

Management should determine the standalone selling price for each item and allocate the transaction price based on each item’s relative value to the total value of the goods and services in the arrangement.

The best evidence of standalone selling price is the price an entity charges for that good or service when the entity sells it separately in similar circumstances to similar customers. However, goods or services are not always sold separately. The standalone selling price needs to be estimated or derived by other means if the good or service is not sold separately. This estimate often requires judgment, such as when specialized goods or services are sold only as part of a bundled arrangement.

The relative standalone selling price of each performance obligation is determined at contract inception. The transaction price is not reallocated after contract inception to reflect subsequent changes in standalone selling prices.

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A contractually stated price or list price for a good or service may be, but should not be presumed to be, the standalone selling price of the good or service. Entities often provide discounts or other adjustments to list prices to customers. An entity’s customary business practices should be considered, including adjustments to list prices, when determining the standalone selling price of an item.

Question 5-1

Can an entity use a range of prices when determining the standalone selling prices of individual goods or services?

PwC response

We believe it would be acceptable for an entity to use a range of prices when determining the standalone selling prices of individual goods or services, provided that the range reflects reasonable pricing of each product or service as if it were priced on a standalone basis for similar customers.

The allocation guidance does not specifically refer to the use of a range, but we believe using a range of standalone selling prices is consistent with the overall allocation objective. Entities will need to apply judgment to determine an appropriate range of standalone selling prices.

If an entity decides to use a range to determine standalone selling prices, the contractual price can be considered the standalone selling price if it falls within the range. There may, however, be situations in which the contractual price of a good or service is outside of that range. In those cases, entities should apply a consistent method to determine the standalone selling price within the range for that good or service (for example, the midpoint of the range or the outer limit closest to the stated contractual price).

The following examples illustrate the allocation of transaction price when the goods and services are also sold separately.

EXAMPLE 5-1

Allocating transaction price — standalone selling prices are directly observable

Marine sells boats and provides mooring facilities for its customers. Marine sells the boats for $30,000 each and provides mooring facilities for $5,000 per year. Marine concludes that the goods and services are distinct and accounts for them as separate performance obligations. Marine enters into a contract to sell a boat and one year of mooring services to a customer for $32,500.

How should Marine allocate the transaction price of $32,500 to the performance obligations?

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Analysis

Marine should allocate the transaction price of $32,500 to the boat and the mooring services based on their relative standalone selling prices as follows:

Boat:	$27,857	($32,500 x ($30,000 / $35,000))
Mooring services:	$4,643	($32,500 x ($5,000 / $35,000))

The allocation results in the $2,500 discount being allocated proportionately to the two performance obligations.

EXAMPLE 5-2

Allocating transaction price — use of a range when estimating standalone selling prices

Assume the same facts as in Example 5-1, except that Marine sells the boats on a standalone basis for $29,000 — $32,000 each. As a result, Marine determines that the standalone selling price for the boat is a range between $29,000 and $32,000.

Marine enters into a contract to sell a boat and one year of mooring services to a customer. The stated contract prices for the boat and the mooring services are $31,000 and $1,500, respectively.

How should Marine allocate the total transaction price of $32,500 to each performance obligation?

Analysis

The contract price for the boat ($31,000) falls within the range Marine established for standalone selling prices; therefore, Marine could use the stated contract price for the boat as the standalone selling price in the allocation:

Boat:	$27,986	($32,500 x ($31,000 / $36,000))
Mooring services:	$4,514	($32,500 x ($5,000 / $36,000))

If the contract price for the boat did not fall within the range (for example, the boat was priced at $28,000), Marine would need to determine a price within the range to use as the standalone selling price of the boat in the allocation, such as the midpoint. Marine should apply a consistent method for determining the price within the range to use as the standalone selling price.

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5.3                               Estimating a standalone selling price that is not directly observable

The standalone selling price of an item that is not directly observable must be estimated. The revenue standard does not prescribe or prohibit any particular method for estimating the standalone selling price, as long as the method results in an estimate that faithfully represents the price an entity would charge for the goods or services if they were sold separately.

There is also no hierarchy for how to estimate or otherwise determine the standalone selling price for goods or services that are not sold separately. Management should consider all information that is reasonably available and should maximize the use of observable inputs. For example, if an entity does not sell a particular good on a standalone basis, but its competitors do, that might provide data useful in estimating the standalone selling price.

Standalone selling prices can be estimated in a number of ways. Management should consider the entity’s pricing policies and practices, and the data used in making pricing decisions, when determining the most appropriate estimation method. The method used should be applied consistently to similar arrangements. Suitable methods include, but are not limited to:

•                  Adjusted market assessment approach (RR 5.3.1)

•                  Expected cost plus a margin approach (RR 5.3.2)

•                  Residual approach, in limited circumstances (RR 5.3.3)

5.3.1                     Adjusted market assessment approach

A market assessment approach considers the market in which the good or service is sold and estimates the price that a customer in that market would be willing to pay. Management should consider a competitor’s pricing for similar goods or services in the market, adjusted for entity-specific factors, when using this approach. Entity-specific factors might include:

•                  Position in the market

•                  Expected profit margin

•                  Customer or geographic segments

•                  Distribution channel

•                  Cost structure

An entity that has a greater market share, for example, may charge a lower price because of those higher volumes. An entity that has a smaller market share may need to consider the profit margins it would need to receive to make the arrangement profitable. Management should also consider the customer base in a particular

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geography. Pricing of goods and services might differ significantly from one area to the next, depending on, for example, distribution costs.

Market conditions can also affect the price for which an entity would sell its product including:

•                  Supply and demand

•                  Competition

•                  Market perception

•                  Trends

•                  Geography-specific factors

A single good or service could have more than one standalone selling price if it is sold in multiple markets. For example, the standalone selling price of a good in a densely populated area could be different from the standalone selling price of a similar good in a rural area. A large number of competitors in a market can result in an entity having to charge a lower price in that market to stay competitive, while it can charge a higher price in markets where customers have fewer options.

Entities might also employ different marketing strategies in different regions and therefore be willing to accept a lower price in a certain market. An entity whose brand is perceived as top-of-the-line may be able to charge a price that provides a higher margin on goods or services than one that has a less well-known brand name.

Discounts offered by an entity when a good or service is sold separately should be considered when estimating standalone selling prices. For example, a sales force may have a standard list price for products and services, but regularly enter into sales transactions at amounts below the list price. Management should consider whether it is appropriate to use the list price in its analysis of standalone selling price if the entity regularly provides a discount.

Management should also consider whether the entity has a practice of providing price concessions. An entity with a history of providing price concessions on certain goods or services needs to determine the potential range of prices it expects to charge for a product or service on a standalone basis when estimating standalone selling price.

The significance of each data point in the analysis will vary depending on an entity’s facts and circumstances. Certain information could be more relevant than other information depending on the entity, the location, and other factors.

5.3.2                     Expected cost plus a margin

An expected cost plus a margin approach (“cost-plus approach”) could be the most appropriate estimation method in some circumstances. Costs included in the estimate should be consistent with those an entity would normally consider in setting standalone prices. Both direct and indirect costs should be considered, but judgment

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is needed to determine the extent of costs that should be included. Internal costs, such as research and development costs that the entity would expect to recover through its sales, might also need to be considered.

Factors to consider when assessing if a margin is reasonable could include:

•                  Margins achieved on standalone sales of similar products

•                  Market data related to historical margins within an industry

•                  Industry sales price averages

•                  Market conditions

•                  Profit objectives

The objective is to determine what factors and conditions affect what an entity would be able to charge in a particular market. Judgment will often be needed to determine an appropriate margin, particularly when sufficient historical data is not readily available or when a product or service has not been previously sold on a standalone basis. Estimating a reasonable margin will often require an assessment of both entity-specific and market factors.

The following example illustrates some of the approaches to estimating standalone selling price.

EXAMPLE 5-3

Allocating transaction price — standalone selling prices are not directly observable

Biotech enters into an arrangement to provide a license and research services to Pharma. The license and the services are each distinct and therefore accounted for as separate performance obligations, and neither is sold individually.

What factors might Biotech consider when estimating the standalone selling prices for these items?

Analysis

Biotech analyzes the transaction as follows:

License

The best model for determining standalone selling price will depend on the rights associated with the license, the stage of development of the technology, and the nature of the license itself.

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An entity that does not sell comparable licenses may need to consider factors such as projected cash flows from the license to estimate the standalone selling price of a license, particularly when that license is already in use or is expected to be exploited in a relatively short timeframe. A cost-plus approach may be more relevant for licenses in the early stage of their life cycle where reliable forecasts of revenue or cash flows do not exist. Determining the most appropriate approach will depend on facts and circumstances as well as the extent of observable selling-price information.

Research services

A cost-plus approach that considers the level of effort necessary to perform the research services would be an appropriate method to estimate the standalone selling price of the research services. This could include costs for full-time equivalent (FTE) employees and expected resources to be committed. Key areas of judgment include the selection of FTE rates, estimated profit margins, and comparisons to similar services offered in the marketplace.

5.3.3                     Residual approach

The residual approach involves deducting from the total transaction price the sum of the estimated standalone selling prices of other goods and services in the contract to estimate a standalone selling price for the remaining goods or services. Use of a residual approach to estimate standalone selling price is permitted in certain circumstances.

ASC 606-10-32-34-c and IFRS 15.79.c

Residual approach—an entity may estimate the standalone selling price by reference to the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract. However, an entity may use a residual approach to estimate ... the standalone selling price of a good or service only if one of the following criteria is met:

1.              The entity sells the same good or service to different customers (at or near the same time) for a broad range of amounts (that is, the selling price is highly variable because a representative standalone selling price is not discernible from past transactions or other observable evidence).

2.              The entity has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain).

5.3.3.1           When the residual approach can be used

A residual approach should only be used when the entity sells the same good or service to different customers for a broad range of prices, making them highly variable, or when the entity has not yet established a price for a good or service because it has not been previously sold. This might be more common for sales of

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intellectual property or other intangible assets rather than sales of other goods or services.

The circumstances where the residual approach can be used are intentionally limited. Management should consider whether another method provides a reasonable estimate of the standalone selling price before using the residual approach.

5.3.3.2           Additional considerations when a residual approach is used

The amount allocated to a performance obligation under the residual approach is not the total transaction price less the standalone selling price of all other goods or services in the arrangement when there is a discount inherent in the arrangement. If the discount specifically relates to only certain performance obligations in the arrangement that are typically sold together as a bundle, the discount is allocated to those performance obligations before deducting their standalone selling price from the total transaction price. Refer to RR 5.4 for further discussion of allocating discounts.

Arrangements could include three or more performance obligations with more than one of the obligations having a standalone selling price that is highly variable or uncertain. A residual approach can be used in this situation to allocate a portion of the transaction price to those performance obligations with prices that are highly variable or uncertain, as a group. Management will then need to use another method to estimate the individual standalone selling prices of those obligations. The revenue standard does not provide specific guidance about the technique or method that should be used to make this estimate.

Excerpt from ASC 606-10-32-35 and IFRS 15.80

A combination of methods may need to be used to estimate the standalone selling prices of the goods or services promised in the contract if two or more of those goods or services have highly variable or uncertain standalone selling prices. For example, an entity may use a residual approach to estimate the aggregate standalone selling price for those promised goods or services with highly variable or uncertain standalone selling prices and then use another method to estimate the standalone selling prices of the individual goods or services relative to that estimated aggregate standalone selling price determined by the residual approach.

When a residual approach is used, management still needs to compare the results obtained to all reasonably available observable evidence to ensure the method meets the objective of allocating the transaction price based on standalone selling prices. Allocating little or no consideration to a performance obligation suggests the method used might not be appropriate, because a good or service that is distinct is presumed to have value to the purchaser.

The following example illustrates the use of the residual approach to estimate standalone selling price.

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EXAMPLE 5-4

Estimating standalone selling price — residual approach

Seller enters into a contract with a customer to sell Products A, B, and C for a total transaction price of $100,000. Seller regularly sells Product A for $25,000 and Product B for $45,000 on a standalone basis. Product C is a new product that has not been sold previously, has no established price, and is not sold by competitors in the market. Products A and B are not regularly sold together at a discounted price. Product C is delivered on March 1, and Products A and B are delivered on April 1.

How should Seller determine the standalone selling price of Product C?

Analysis

Seller can use the residual approach to estimate the standalone selling price of Product C because Seller has not previously sold or established a price for Product C. Prior to using the residual approach, Seller should assess whether any other observable data exists to estimate the standalone selling price. For example, although Product C is a new product, Seller may be able to estimate a standalone selling price through other methods, such as using expected cost plus a margin.

Seller has observable evidence that Products A and B sell for $25,000 and $45,000, respectively, for a total of $70,000. The residual approach results in an estimated standalone selling price of $30,000 for Product C ($100,000 total transaction price less $70,000).

5.4                               Allocating discounts

Customers often receive a discount for purchasing multiple goods and/or services as a bundle. Discounts are typically allocated to all of the performance obligations in an arrangement based on their relative standalone selling prices, so that the discount is allocated proportionately to all performance obligations.

ASC 606-10-32-36 and IFRS 15.81

A customer receives a discount for purchasing a bundle of goods or services if the sum of the standalone selling prices of those promised goods or services in the contract exceeds the promised consideration in a contract. Except when an entity has observable evidence ... that the entire discount relates to only one or more, but not all, performance obligations in a contract, the entity shall allocate a discount proportionately to all performance obligations in the contract. The proportionate allocation of the discount in those circumstances is a consequence of the entity allocating the transaction price to each performance obligation on the basis of the relative standalone selling prices of the underlying distinct goods or services.

It may be appropriate in some instances to allocate the discount to only one or more performance obligations in the contract rather than all performance obligations. This

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